UNITED  STATES  SECURITIES  AND  EXCHANGE  COMMISSION
                         WASHINGTON, DC  20549

                            SCHEDULE  13G
                          (Rule 13d - 102)
              UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934

                      BENCHMARK TECHNOLOGY CORPORATION
                           (NAME  OF  ISSUER)

                             COMMON  STOCK
                    (TITLE  OF  CLASS  OF  SECURITIES)

                               081908105
                            (CUSIP  NUMBER)

                             DECEMBER 5, 2000
       (DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

     /   /    RULE  13d-1(b)
     / X /    RULE  13d-1(c)
     /   /    RULE  13d-1(d)

1.        NAMES OF REPORTING PERSON:  Franklin C. Fisher, Jr.

2.        CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
          (A)
          (B)  /X/

3.        SEC  USE  ONLY

4.        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

          Citizen  of  the  United  States

5.        SOLE  VOTING  POWER:  420,000

6.        SHARED  VOTING  POWER:  0

7.        SOLE  DISPOSITIVE  POWER:  420,000

8.        SHARED  DISPOSITIVE  POWER:  0

9.        AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH
          REPORTING  PERSON:  420,000

10.       CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ITEM  9
          EXCLUDES  CERTAIN  SHARES:  NOT  APPLICABLE

11.       PERCENTAGE  OF  CLASS  REPRESENTED  BY  AMOUNT  IN
          ITEM  (9):  14.29%

12.       TYPE  OF  REPORTING  PERSON
          IN

1.        NAMES  OF  REPORTING  PERSON:  International Fluid Dynamics, Inc.

2.        CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
          (A)
          (B)  /X/

3.        SEC  USE  ONLY

4.        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

           TEXAS

5.        SOLE  VOTING  POWER:  140,000

6.        SHARED  VOTING  POWER:  0

7.        SOLE  DISPOSITIVE  POWER:  140,000

8.        SHARED  DISPOSITIVE  POWER:  0

9.        AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH
          REPORTING  PERSON:  140,000

10.       CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ITEM  9
          EXCLUDES  CERTAIN  SHARES:  NOT  APPLICABLE

11.       PERCENTAGE  OF  CLASS  REPRESENTED  BY  AMOUNT  IN
          ITEM  (9):  4.76%

12.       TYPE  OF  REPORTING  PERSON
          CO

1.        NAMES  OF  REPORTING  PERSON:  TCA Investments, Inc.

2.        CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
          (A)
          (B)  /X/

3.        SEC  USE  ONLY

4.        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

          TEXAS

5.        SOLE  VOTING  POWER:  140,000

6.        SHARED  VOTING  POWER:  0

7.        SOLE  DISPOSITIVE  POWER:  140,000

8.        SHARED  DISPOSITIVE  POWER:  0

9.        AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH
          REPORTING  PERSON:  140,000

10.       CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ITEM  9
          EXCLUDES  CERTAIN  SHARES:  NOT  APPLICABLE

11.       PERCENTAGE  OF  CLASS  REPRESENTED  BY  AMOUNT  IN
          ITEM  (9):  4.76%

12.       TYPE  OF  REPORTING  PERSON
          CO

                             SCHEDULE  13G              PART  2,  PAGE  1


ITEM  1.
(A)   NAME  OF  ISSUER:  Benchmark Technology Corporation

(B)   ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES:

              612 Little John
              Houston, TX 77024

ITEM  2.

(A)     NAME  OF  PERSONS  FILING:

            FRANKLIN  C.  FISHER,  JR.  ("FISHER"),
            INTERNATIONAL FLUID DYNAMICS, INC. ("INTERNATIONAL") AND TCA INVESTMENTS, INC. ("TCA")

(B)   ADDRESS  OF  PRINCIPAL  BUSINESS  OR,  IF  NONE,  RESIDENCE:

      Fisher's address is 5183 Huckleberry Circle, Houston, Texas 77056. International and TCA's address is 5433 Westheimer #500, Houston, Texas 77056.

(C)   CITIZENSHIP:
      Fisher is a citizen of the United States and International and TCA are corporations organized under the laws of the State of Texas.

(D)   TITLE  OF  CLASS  OF  SECURITIES:  COMMON  STOCK

(E)   CUSIP  NUMBER:  081908105


ITEM  3.  IF  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13d-1(b)
         OR  13d-2(b)  OR  (c):        NOT  APPLICABLE

ITEM  4.   OWNERSHIP

AS OF THE DATE OF THIS FILING FISHER IS THE BENEFICIAL OWNER OF 420,000 SHARES OF THE ISSUER'S COMMON STOCK, OF WHICH FISHER HOLDS 140,000 SHARES, INTERNATIONAL HOLDS 140,000 SHARES AND TCA HOLDS 140,000 SHARES. FISHER IS THE PRESIDENT AND SOLE SHAREHOLDER OF EACH OF INTERNATIONAL AND TCA.

(A)   AMOUNT  BENEFICIALLY  OWNED:           420,000

(B)   PERCENT  OF  CLASS:                    14.29%

(C)   NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:
      (I)   SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE:  420,000
      (II)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE:  0
      (III) SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE
            DISPOSITION  OF:  420,000
      (IV)  SHARED  POWER  TO  DISPOSE  OR  TO  DIRECT  THE
            DISPOSITION  OF:  0

ITEM  5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS:  NOT  APPLICABLE

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF
          ANOTHER  PERSON:     NOT  APPLICABLE

ITEM  7.  IDENTIFICATION  AND  CLASSIFICATION  OF  THE SUBSIDIARY
          WHICH  ACQUIRED  THE  SECURITY BEING  REPORTED  ON  BY
          THE  PARENT  HOLDING  COMPANY: NOT  APPLICABLE

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP:
          NOT  APPLICABLE

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP:  NOT  APPLICABLE

                                                         PART  2,  PAGE  2


ITEM  10. CERTIFICATION:

        BY SIGNING BELOW EACH OF THE UNDERSIGNED CERTIFIES THAT, TO THE BEST OF OUR KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE
        PURPOSE  OF  OR  WITH  THE  EFFECT  OF  CHANGING  OR  INFLUENCING
        THE  CONTROL  OF  THE  ISSUER  OF  THE  SECURITIES  AND  WERE  NOT
        ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.


     AFTER REASONABLE INQUIRY AND TO THE BEST OF OUR KNOWLEDGE AND BELIEF, WE CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                      /s/ Franklin C. Fisher, Jr.
                                     _________________________________
                                     FRANKLIN C. FISCHER, JR.


                                     INTERNATIONAL FLUID DYNAMICS, INC.


                                     By: /s/ Franklin C. Fisher, Jr.
                                        _______________________________
                                        NAME: FRANKLIN C. FISCHER, JR.
                                        TITLE:  PRESIDENT


                                     TCA INVESTMENTS, INC.


                                     By: /s/Franklin C. Fisher, Jr.
                                        _______________________________
                                        NAME: FRANKLIN C. FISCHER, JR.
                                        TITLE:  PRESIDENT

NOVEMBER 9,  2001